Filed by: Diamond Offshore Drilling, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Diamond Offshore Drilling, Inc.

Commission File No.: 001-13926

On June 10, 2024, the President and Chief Executive Officer of Diamond Offshore Drilling, Inc. sent the following email to its employees:

Dear Diamond Offshore Team,

I am writing to share significant news [https://www.prnewswire.com/news-releases/noble-corporation-plc-announces-agreement-to-acquire-diamond-offshore-drilling-inc-302167958.html] about the future of our company. Diamond Offshore has agreed to be acquired by Noble Corporation.

I recognize the weight of this moment from your personal and professional perspective. This combination is unique, creating shareholder value and strengthening the combined company for success through the industry cycle. Noble has great respect for our incredible team and unique culture, making them an ideal partner for this combination. It’s important to understand that we’re not simply selling Diamond Offshore; we’re entrusting its future to Noble.

This merger is a recognition of the significant value of Diamond’s strong reputation with our customers and the exceptional performance of our rigs. It is a testament to the hard work and dedication each of you has shown. You have achieved great things at Diamond. Each of you is integral to making Diamond the company it is today, and whether you’ve been with us for 30 or more years or 30 days, you should be exceptionally proud of what you have accomplished working together.

Like many mergers, this process requires government approval before it can become effective. While the merger could become effective as early as the fourth quarter of this year, we expect it to close in the first quarter of 2025. However, it could extend later into 2025.

Until the transaction closes, we will continue to operate as an independent company. This means we will still be competing with Noble and others in the marketplace. We will continue to pursue new contracts and uphold our obligations, including delivering great service to our customers, honoring our employment policies, providing public-company financial reporting, and maintaining the confidentiality of competitive information.

I understand that this merger will create significant uncertainty and raise many questions. Please know that we are committed to keeping you informed, in a transparent manner, throughout this process. Mergers like this take time, and we don’t have all the answers today. We will provide you with updates periodically as new information becomes available.

In the meantime, I ask that you remain focused on safely delivering outstanding drilling services for our customers and supporting each other in the workplace. Your dedication to excellence and safety remains our top priority.

Honor Safety. Protect All.

Warm regards,

Bernie Wolford, President & CEO

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this communication that address activities, events or developments that Diamond Offshore Drilling, Inc. (“Diamond Offshore”) and Noble Corporation plc (“Noble”) expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “would,” “may,” “foresee,” “plan,” “will,” “guidance,” “look,” “outlook,” “goal,” “future,” “assume,” “forecast,” “build,” “focus,” “work,” “strive,” “allow,” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements include, but are not limited to, statements regarding the proposed business combination between Diamond Offshore and Noble pursuant to the Merger Agreement (the “Transaction”), pro forma descriptions of the combined company and its operations, integration and transition plans, synergies, opportunities and anticipated future performance. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These include the expected timing and likelihood of completion of the Transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the Transaction that could reduce anticipated benefits or cause the parties to abandon the Transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, the possibility that stockholders of Diamond Offshore may not approve the Merger Agreement, the risk that the parties may not be able to satisfy the conditions to the Transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the Transaction, the risk that any announcements relating to the Transaction could have adverse effects on the market price of Diamond Offshore’s common stock or Noble’s ordinary shares, the risk that the Transaction and its announcement could have an adverse effect on the ability of Diamond Offshore and Noble to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk the pending Transaction could distract management of both entities and they will incur substantial costs, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve synergies or it may take longer than expected to achieve those synergies and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond Diamond Offshore’s and Noble’s control, including those detailed in Diamond Offshore’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on its website at https://investor.diamondoffshore.com and on the Securities Exchange Commission’s (the “SEC”) website at http://www.sec.gov, and those detailed in Noble’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on its website at https://www.investors.noblecorp.com and on the SEC’s website at http://www.sec.gov. All forward-looking statements are based on assumptions that Diamond Offshore and Noble believe to be reasonable but that may not prove to be accurate. Any forward-looking statement speaks only as of the date on which such statement is made, and Diamond Offshore and Noble undertake no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

No Offer or Solicitation

This communication relates to the Transaction between Diamond Offshore and Noble. This communication is for informational purposes only and is not intended to and does not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the Transaction or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Important Additional Information

In connection with the Transaction, Noble expects to file with the SEC a registration statement on Form S-4 (the “Registration Statement”) that will include a proxy statement of Diamond Offshore and a prospectus of Noble (the “Proxy Statement/Prospectus”). The Transaction will be submitted to Diamond Offshore’s stockholders for their consideration. Diamond Offshore and Noble may also file other documents with the SEC regarding the Transaction. The definitive Proxy Statement/Prospectus will be sent to the stockholders of Diamond Offshore. This document is not a substitute for the Registration Statement and Proxy Statement/Prospectus that will be filed with the SEC or any other documents that Diamond Offshore and Noble may file with the SEC or send to stockholders of Diamond Offshore and shareholders of Noble in connection with the Transaction. INVESTORS AND SECURITY HOLDERS OF DIAMOND OFFSHORE AND NOBLE ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DIAMOND OFFSHORE AND NOBLE, THE TRANSACTION, THE RISKS RELATED THERETO AND RELATED MATTERS.

Investors and security holders will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus (when available) and all other documents filed or that will be filed with the SEC by Diamond Offshore and Noble through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by Diamond Offshore will be made available free of charge on Diamond Offshore’s website at https://investor.diamondoffshore.com under the “Investor Relations” tab or by directing a request to Investor Relations, Diamond Offshore Drilling, Inc., 777 N. Eldridge Parkway, Suite 1100, Houston, Texas 77079, Tel. No. (281) 647-4035. Copies of documents filed with the SEC by Noble will be made available free of charge on Noble’s website at https://www.investors.noblecorp.com, under the “Investors” tab, or by directing a request to Investor Relations, Noble Corporation plc, 13135 Dairy Ashford, Suite 800, Sugar Land, Texas, 77478 , Tel. No. (713) 239-6507.

Participants in the Solicitation

Diamond Offshore, Noble and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect to the Transaction.

Information about the directors and executive officers of Diamond Offshore is set forth in Diamond Offshore’s proxy statement for its 2024 annual meeting, including under the headings “Election of Directors (Proposal No. 1),” “Compensation Discussion and Analysis,” “Executive Compensation,” and “Stock Ownership of Management and Directors,” which was filed with the SEC on March 28, 2024 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/949039/000119312524080696/d882683ddef14a.htm, (ii) Diamond Offshores’s Annual Report on Form 10-K for the year ended December 31, 2023, including under the headings “Item 10. Directors, Executive Officers and Corporate Governance,” “Item 11. Executive Compensation,” “Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” and “Item 13. Certain Relationships and Related Transactions, and Director Independence,” which was filed with the SEC on February 28, 2024 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/949039/000095017024022282/do-20231231.htm and (iii) subsequent statements of changes in beneficial ownership on file with the SEC.

Information about the directors and executive officers of Noble is set forth in (i) Noble’s proxy statement for its 2024 annual meeting, including under the headings “Resolutions 1, 2 ,3, 4 ,5 ,6, 7 & 8” and “Compensation Discussion and Analysis,” which was filed with the SEC on April 10, 2024 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1895262/000119312524091850/d807356ddef14a.htm, (ii) Noble’s Annual Report on Form 10-K for the year ended December 31, 2023, including under the headings “Item 10. Directors, Executive Officers and Corporate Governance,” “Item 11. Executive Compensation,” “Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” and “Item 13. Certain Relationships and Related Transactions, and Director Independence,” which was filed with the SEC on February 23, 2024 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1895262/000162828024006622/ne-20231231.htm, (iii) Noble’s Current Report on Form 8-K filed with the SEC on March 15, 2024 and available at: https://www.sec.gov/ix?doc=/Archives/edgar/data/949039/000119312524068298/d810669d8k.htm and (iv) subsequent statements of changes in beneficial ownership on file with the SEC.

Investors may obtain additional information regarding the participants in the solicitations and a description of their direct and indirect interests, by security holdings or otherwise, by reading the Registration Statement, Proxy Statement/Prospectus and other relevant materials to be filed with the SEC regarding the Transaction when they become available. Stockholders of Diamond Offshore and shareholders of Noble, potential investors and other readers should read the Proxy Statement/Prospectus carefully when it becomes available before making any voting or investment decisions.